David L. Ficksman • (310) 789-1290 • dficksman@troygould.com	File No. 3145-1

February 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. Mark P. Shuman Branch Chief - Legal United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	AudioEye, Inc. Registration Statement on Form S-1 Filed December 27, 2013 File No. 333-193109

Dear Mr. Shuman:

By letter dated January 7, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided AudioEye, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on December 27, 2013.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s comment letter.  In addition to responding to the Staff’s comments, the share numbers have been revised to reflect subsequent investments under the second private placement and the addition of Paul Arena as the Company’s Executive Chairman/Chairman of the Board.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 1 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments.  A copy of the amended registration statement marked to show changes is enclosed for your convenience.

Selling Stockholders, page 38

1.                                      With respect to the shares being offered for resale by selling shareholders that are legal entities holding greater than 1% of the common shares, please disclose the individual or individuals who exercise the voting and dispositive powers should be disclosed.  For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available on our website.

COMPANY RESPONSE

The Company has revised the table to disclose the individual or individuals who exercise the voting and dispositive powers over the applicable securities.

Management

Executive Compensation, page 44

2.                                      Please revise to include the executive compensation for the last completed fiscal year (i.e. 2013).  See Item 402 of Regulation S-K and, for further guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 117.05 available on our website.

COMPANY RESPONSE

The compensation disclosure has been revised to include compensation for 2013.

Certain Relationships and Related Transactions, page 51

3.                                      Please revise to disclose all related party transactions in this section required to be disclosed under Item 404 of Regulation S-K rather than stating that there have been no related party transactions “[e]xcept as disclosed herein.”  In this regard, it appears that you should disclose the related party transactions that you have entered into with CMG Holdings Group, Inc. in connection with the spin-off and thereafter, as well as the related party debt and transactions with your affiliate, AEAC, referenced in Note 7 of the financial statements.  The disclosure should include, but not be limited to, a materially complete description of the rights and obligations of the parties to the Royalty Agreement and Services Agreement with CMGO and the material terms of the related party debt such as the identity of the lenders.

COMPANY RESPONSE

The description of related party transactions has been expanded.

Signatures, page II-7

4.                                      Please revise to have your principal financial officer sign the registration statement.  Based on your disclosure on page 41, it appears that Edward O’Donnell, your Chief

Financial Officer, may function in this capacity.  Also indicate the person who is signing the registration statement in the capacity of controller or principal accounting officer.  Refer to the instructions to the signatures of Form S-1.

COMPANY RESPONSE

Mr. O’Donnell has signed the Registration Statement in his capacity as principal financial officer and principal accounting officer.

Exhibit 5.1

5.                                      We note that the opinion states that the 12,923,166 shares of common stock outstanding on the date of the opinion “will be” validly issued, fully paid and nonassessable.  Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.  Additionally, clause (ii) of your opinion paragraph contains inconsistent statements regarding whether the shares underlying the warrants are outstanding.

COMPANY RESPONSE

The opinion has been revised to reflect the Staff’s comments.

*                                         *                                         *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 1.

Please direct questions regarding this response letter to the undersigned at 310-789-1290.

Very truly yours,

David L. Ficksman

DLF/wp

Cc:                             Jan Woo, Esq. (SEC)

Nathaniel Bradley

Constantine Potamianos, Esq.

Paul Arena